Confidential
November 20, 2009
Via Edgar and Overnight Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Rose Zukin, Staff Attorney Mail Stop 4720
Re:	ARIAD Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 16, 2009 Schedule 14A, filed April 30, 2009 File Number: 002-21696
Ladies and Gentlemen:
     On behalf of ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I received the letter (the “Comment Letter”) dated November 9, 2009, from Jeffrey P. Riedler, Assistant Director, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to Dr. Harvey J. Berger, Chairman and Chief Executive Officer of the Company, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s definitive proxy statement for the Company’s 2009 annual meeting of stockholders.
     The Company is working diligently on responses to the Comment Letter and intends to submit its responses and the accompanying proposed revised disclosure by December 9, 2009. If you have any questions or comments regarding the Company’s anticipated timing for the submission of its responses, kindly contact the undersigned at (617) 621-2204, or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,
/s/ Raymond T. Keane
Raymond T. Keane
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

Confidential
cc:	ARIAD Pharmaceuticals, Inc. Harvey J. Berger, M.D. Edward M. Fitzgerald

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz, Esq. Scott A. Samuels, Esq.